UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
AUG 2 8 2002
1086

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

Hemosol Inc.
(Translation of registrant's name into English)

2585 Meadowpine Boulevard, Mississauga, Ontario, L5N 8H9, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

The following is included in this Report on Form 6-K:

1. Press Release, dated August 22, 2002; and

2. Press Release, dated August 27, 2002

HEMOSOL INC.

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Hemosol Announces Webcast of Second Quarter 2002 Financial Results

TORONTO, August 22, 2002 -- Hemosol Inc. (NASDAQ: HMSL, TSE: HML) today announced that it will release its second quarter financial results on August 27, 2002 in a press release that will be issued at 4:00PM (EST). The announcement will be followed by a conference call with the investment community at 4:30 PM (EST) to discuss these results.

A live audio webcast of the conference call will be available through www.hemosol.com. Please connect to this website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast. A replay of the webcast will be available for 30 days starting on August 28, at www.hemosol.com and www.financialdisclosure.ca.

About Hemosol Inc. Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia resulting from hemoglobin deficiencies. Hemosol has a broad range of products in development, including its flagship product HEMOLINK™ [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery to the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation

August 27, 2002
Hemosol Announces
Quarter 2002 Financ

August 22, 2002
Hemosol Announces
Second Quarter 200
Results

June 20, 2002
Hemosol Receives K
Approval

June 07, 2002
Hemosol Announces
HEMOLINK Clinical F

June 05, 2002
Hemosol Addresses
Therapeutics as a Pc
Drug Class

April 30, 2002
Hemosol to Hold An
Special Meeting of S
May 2, 2002

April 25, 2002
Hemosol Announces
2002 Financial Resu

April 15, 2002
Hemosol Announces
First Quarter 2002 C

April 11, 2002
Hemosol Files Final
Public Offering And
Credit Facility

March 28, 2002
Hemosol Enters Agr
Increase Bought De
Million

March 27, 2002
Hemosol Enters Agr
$15 Million Bought C

March 26, 2002
Hemosol Receives C
U.S. FDA to Begin S
HEMOLINK as a Tre
Chemotherapy-Indu

March 20, 2002
Hemosol Announces
Will Not be Cleared
in Canada This Year

February 14, 2002
Hemosol Announces
Financial Results

February 07, 2002
Hemosol Announces
Fourth Quarter and

Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Financial Results

January 31, 2002
Hemosol Commence
Hemolink™ Study in

January 29, 2002
Hemosol Oxygen Th
Research Shows Pro
Prevention of Tissue
Injury

December 10, 2001
Hemolink Delivers S
Amount of Oxygen t
Results Presented a
Society of Hematolo
Annual Meeting

November 21, 2001
Hemosol Resumes L
Program for Hemoli

October 31, 2001
BLOOD USAGE ISSU
ALTERNATIVES ADD
NATIONAL BLOOD S
COUNCIL (NBSC) M

Show All News Relea

See Also:

Annual Report 20
Interactive version
PDF (2.99 MB)

Hemosol Announces Second Quarter 2002 Financial Results

TORONTO, Aug. 27 /CNW/ - Hemosol Inc. (NASDAQ: HMSL, TSE: HML, HML.WT) today announced financial results for the second quarter ended June 30, 2002. Unless otherwise stated, all dollar amounts presented herein are Canadian dollars.

For the second quarter ended June 30, 2002, the Company recorded a net loss of $19.9 million or $(0.47) per share compared to a loss of $14 million or $(0.35) per share in the corresponding prior year quarter. Included in the Company's net loss for the three months ended June 30, 2002 was a $645,000 restructuring charge related to a cost savings plan implemented in June. As planned, these cost saving measures are expected to reduce the Company's monthly average burn-rate to approximately $3 million, a reduction of more than $2 million per month. The quarter also reflects non-cash losses totalling $4.5 million related to a one-time charge for deferred financing costs and unrealised foreign exchange translation losses.

"We took decisive action in the second quarter to focus our financial resources on delivering results from our ongoing clinical trials and making progress with our regulatory plans in the U.S. and Europe," said John W. Kennedy, President and Chief Executive Officer of Hemosol. "As a result of these actions, we have extended our cash resources past the point where we expect to have clinical data to report."

Clinical and Regulatory

The clinical development program for HEMOLINK(TM) (hemoglobin raffimer) continues to progress. Study HLK 213, which involves the use of HEMOLINK in primary coronary artery bypass grafting (CABG) surgery, is actively enrolling patients. Additional resources have been directed to support the timely completion of this study. Enrolment has improved and the Company continues to expect to report data in the fourth quarter of 2002.

Since study HLK 213 is Hemosol's highest clinical priority, HLK 214, a similar CABG study involving patients undergoing a repeat or "re-do" procedure, is progressing at a slower pace, and the Company will provide a projected completion date once enrolment for HLK 213 has been completed. The Company expects to provide further updates on the clinical and regulatory programs in the fall.

Manufacturing

The Company is on track to complete the construction of its Meadowpine facility on budget and on time in September of this year. Immediately following final construction, commissioning of the facility will be completed and the validation process will begin. The Company's Skyway facility remains available for inspection by regulatory authorities during regular production as required. The Company currently has sufficient clinical trial material to complete all ongoing studies. Additional inventory will be produced as necessary.

Financial Results

The Company's operating expenses in the second quarter totalled $15.5 million, (including a one-time $645,000 restructuring charge) a $4.4 million increase from the corresponding quarter in the prior year. Operating expenses for the first six months were $27.1 million, an increase of $5.8 million from the prior year. These increases were incurred to advance the clinical development program for HEMOLINK and to continue to raise the profile of HEMOLINK within the medical community.

Interest income in the quarter totalled $259,000 versus $1,249,000 in the prior year corresponding quarter bringing year to date interest income to $477,000 versus $1,966,000 in the prior year.

Subsequent to the end of the quarter Hemosol terminated its $12.5 million subordinated debt facility, resulting in a one-time non-cash charge of $3.1 million in deferred financing charges which was taken during the second quarter. Included in this amount was $2.1 million related to the valuation of warrants at the time of issuance. The Company has not drawn down on its $35 million senior debt facility. Hemosol is in discussions with a third party to replace this facility with one containing less restrictive provisions.

The Company also realized a non-cash loss of $1.4 million from unrealised foreign exchange translation of cash and cash equivalents denominated in U.S. dollars. This loss was virtually reversed in July as a result of weakening of the Canadian dollar vis-a-vis the U.S. dollar. Year to date non cash losses related to foreign exchange translation were $1.4 million versus $1.6 million in the prior year's first six months.

Capital expenditures during the quarter reached approximately $13.5 million, of which $12.6 million related to the Company's Meadowpine facility. Hemosol expects to spend a further $19 million in 2002 to complete construction and commissioning of this facility.

As at June 30th, 2002, the Company had approximately $39.9 million in cash and cash equivalents. The Company anticipates that it will require additional cash resources to fund operations beyond 2002 and is pursuing various financing alternatives including the replacement of its unused senior credit facility.

Conference Call Information

The Company will host a conference call today at 4:30 PM EST. A live audio webcast of the conference call will be available through www.hemosol.com. Please connect to this website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast. A replay of the webcast will be available for 30 days starting on August 28, at www.hemosol.com and www.financialdisclosure.ca.

About Hemosol Inc.

Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia resulting from hemoglobin deficiencies. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) (hemoglobin raffimer), an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery to the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company's pipeline includes several new product candidates designed to address major markets with unmet medical needs including transfusion medicine, tissue reperfusion, oncology and infectious disease indications based upon its protein bioconjugation and cell expansion technologies.

Financial Statements to Follow:

<<
Hemosol Inc.
consolidated balance sheet

(see note 1 - basis of presentation)

(THOUSANDS OF CANADIAN DOLLARS)	June 30, 2002 unaudited	December 31, 2001 audited
ASSETS		
CURRENT		
Cash and cash equivalents	39,893	2,785
Short-term investments	---	67,052
Amounts receivable and other assets	5,551	3,156
Inventory and supplies	2,158	1,731
TOTAL CURRENT ASSETS	47,602	74,724
OTHER		
Capital assets, net	80,753	60,899
Patents and trademarks, net	1,997	1,964
Deferred charges, net	3,209	6,830
TOTAL OTHER ASSETS	85,959	69,693
	133,561	144,417
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Accounts payable and accrued liabilities	13,606	13,605
TOTAL CURRENT LIABILITIES	13,606	13,605

SHAREHOLDERS' EQUITY		
Share capital	328,959	306,135
Contributed surplus	8,535	8,535
Deficit	(217,539)	(183,858)
TOTAL SHAREHOLDERS' EQUITY	119,955	130,812
	133,561	144,417

(see accompanying note)

As at July 31, 2002, there were 46,066,162 issued and outstanding common shares and 2,955,000 outstanding options to purchase common shares.

Hemosol Inc.
consolidated statement of loss and deficit
unaudited

	THREE MONTH PERIOD ENDED		SIX MONTH PERIOD ENDED	
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT FOR SHARE DATA)	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
EXPENSES				
Research and development				
Scientific and process	5,370	5,681	9,547	9,582
Regulatory and clinical	5,380	3,242	8,631	6,572
Total research and development	10,750	8,923	18,178	16,154
Administration	1,877	1,079	3,651	2,525
Marketing and business development	2,298	941	4,003	2,180
Support services	551	168	1,261	386
	15,476	11,111	27,093	21,245
Loss from operations	(15,476)	(11,111)	(27,093)	(21,245)
Amortization of deferred charges	(202)	---	(562)	---
Write off of deferred charges	(3,072)	---	(3,072)	---
Interest income	259	1,249	477	1,966
Foreign currency translation loss	(1,432)	(4,130)	(1,422)	(1,586)
Loss before income taxes	(19,923)	(13,992)	(31,672)	(20,865)
Provision for income taxes	---	(50)	---	(99)

NET LOSS FOR THE PERIOD	(19,923)	(14,042)	(31,672)	(20,964)
Deficit, beginning of period	(195,607)	(152,037)	(183,858)	(136,388)
Share issue costs	(2,009)	(166)	(2,009)	(8,893)
DEFICIT, END OF PERIOD	(217,539)	(166,245)	(217,539)	(166,245)
BASIC AND DILUTED LOSS PER COMMON SHARE	(0.47)	(0.35)	(0.75)	(0.56)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (000's)	41,962	40,593	41,955	37,505

Hemosol Inc.
consolidated statement of cash flows
unaudited

	THREE MONTH PERIOD ENDED		SIX MONTH PERIOD ENDED	
(THOUSANDS OF CANADIAN DOLLARS)	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
OPERATING ACTIVITIES				
Net loss for the period	(19,923)	(14,042)	(31,672)	(20,964)
Add (deduct) items not requiring an outlay of cash				
Foreign currency translation loss	1,432	4,130	1,422	1,586
Amortization of deferred charges	202	---	562	---
Write off of deferred charges	3,072	---	3,072	---
Amortization of capital assets patents and trademarks	731	493	1,269	963
	(14,486)	(9,419)	(25,347)	(18,415)
Net change in non-cash working capital balances related to operations	(1,902)	(5,606)	(10,893)	(3,550)
CASH USED IN OPERATING ACTIVITIES	(16,388)	(15,025)	(36,240)	(21,965)
INVESTING ACTIVITIES				
Patent and trademark costs	(48)	---	(80)	(62)
Purchase of capital assets	(8,797)	(3,959)	(13,017)	(13,685)

Sale of short-term investments	---	---	67,052	---
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(8,845)	(3,959)	53,955	(13,747)
FINANCING ACTIVITIES				
Proceeds on issuance of common shares	22,766	720	22,824	110,562
Proceeds on sales of transferable option	---	---	---	(1)
Deferred charges	---	---	---	500
Share issue costs	(2,009)	(166)	(2,009)	(8,893)
CASH PROVIDED BY FINANCING ACTIVITIES	20,757	554	20,815	102,168
Net increase (decrease) in cash and cash equivalents	(4,476)	(18,430)	38,530	66,456
Effect of exchange rate changes on cash and cash equivalents	(1,432)	(4,130)	(1,422)	(1,586)
Cash and cash equivalents, beginning of period	45,801	129,309	2,785	41,879
CASH AND CASH EQUIVALENTS, END OF PERIOD	39,893	106,749	39,893	106,749

>>

Hemosol Inc.
note to consolidated financial statements

For the six month period ended June 30, 2002

ALL AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA

1. SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and applied on a consistent basis. These unaudited, condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2001 included in the Corporation's Annual Report. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

BASIS OF PRESENTATION

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company in its development stage has incurred cumulative net losses since inception, including a net loss of $31,672 in the first six months of 2002, and has an accumulated deficit of $217,539. The Company anticipates that it will need to raise additional funds to meet its cash flow requirements over the short term.

Currently, the Company is in negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. Although there is no guarantee that satisfactory terms and conditions can be negotiated, the Company believes that it will successfully conclude one or more of these transactions and as a result will be able to meet its short-term cash flow requirements.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing which at the present time cannot be assured.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

STOCK-BASED COMPENSATION

On January 1, 2002, the Company adopted the recommendations in Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized, however pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method. Consideration paid on the exercise of stock options and warrants is credited to share capital.

For more information visit Hemosol's website at www.hemosol.com. Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

-30-

For further information: Jason Hogan, Investor Relations,
(416) 361-1331, (800) 789-3419, (416) 815-0080 fax, ir@hemosol.com,
www.hemosol.com;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMOSOL INC.

Date: August 27, 2002

By: ______________________
Name: Lee D. Hartwell
Title: Chief Financial Officer and Vice-President Corporate Development